

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 17, 2019

Jack A. Khattar
President, Secretary and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, Maryland 20850

> **Re: Supernus Pharmaceuticals, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2019**
> **Filed May 10, 2019**
> **File No. 001-35518**

Dear Mr. Khattar:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the three month periods ended March 31, 2019 and 2018
Net Product Sales, page 28

1. Regarding sales discounts, please tell us why the provision for sales in the current year as a percentage of gross product sales during the quarter and the allowance as a percentage of gross accounts receivable as of the end of the quarter both decreased in 2019 as compared to the 2018.

2. Regarding the accrued liability for rebates, please tell us why it was $18.9 million higher at December 31, 2018 than at March 31, 2019.

3. Please consider whether revised disclosure is necessary in response to the above comments and, if so, provide us proposed disclosure to be included in your June 30, 2019

Form 10-Q.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Jim Rosenberg at 202-551-3679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance